SENIOR INCOME FUND L.P.
                                                          November 21, 1996
Dear Unitholder:

We are writing in response to materials you should have recently received constituting an unsolicited tender offer (the "ARV Offer") being made for 42% of the outstanding units of limited partnership interests ("Units") of Senior Income Fund L.P. (the "Partnership"). The ARV Offer is being made by LAVRA, Inc. and ARV Assisted Living, Inc. (together, the "Bidders") at $5.00 per Unit. Also, last month you should have received both materials describing another unsolicited partial tender offer for your Units which was commenced by Equity Resource Bay Fund (the "Equity Offer") and our recommendation against such offer.

Why, all of a sudden, do so many sophisticated investors want to purchase your Units? The answer is relatively simple: They want to profit significantly at your expense by owning your Units.

THE PARTNERSHIP, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, DETERMINED THAT THE ARV OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND STRONGLY RECOMMENDS THAT UNITHOLDERS REJECT IT.

The Partnership reached this conclusion after considering a variety of factors, including, but not limited to, the following:

o Net Asset Value is 30% Higher than Offer. The Partnership's minimum estimate of current net asset value is approximately $6.50 per Unit, which is 30% higher than the ARV Offer. Such estimate takes into consideration the recent offers for the Partnership's assets discussed below, the independent appraisal of the Partnership's properties as of December 31, 1995 and the Partnership's current assets and liabilities. Such estimate also includes the recently concluded $3.2 million insurance settlement discussed below. It should be noted that the estimate of net asset value is only an estimate of current value and the actual amount realizable upon a sale of the Partnership's properties may be different.

o Receipt of Higher Offers for Assets. Since the commencement of the ARV Offer, the Partnership has received unsolicited bona fide offers from third parties involved in the congregate care industry to purchase the Partnership's assets at prices that, together with the insurance proceeds discussed below, would result in cash distributions being made to all Unitholders totalling approximately $6.00 per Unit. Such cash distributions represent a premium of 20% to the ARV Offer and would be made in respect of all your Units as opposed to as little as 42% of your Units if all outstanding Units are tendered. Although there can be no assurance that any asset sale actually will be consummated or that any particular price can be obtained, the Partnership, in light of such offers, has accelerated its existing plan to competitively market the properties as discussed below which is expected to maximize the value of your Units.

o Higher Offer at $5.50. MacKenzie Patterson, Inc. and certain of its affiliates ("MacKenzie") have informed the Partnership that they have commenced a tender offer for 4.9% of the outstanding Units at a purchase price of $5.50 per Unit. We will communicate with you separately regarding this offer.

o Settlement of Insurance Claims. The Partnership this week concluded previous negotiations and reached a settlement with its insurance carrier in respect of certain claims for earthquake damage to two of its properties located in California, Prell Gardens and Ocean House, which resulted in a $3.2 million payment being made to the Partnership. The Partnership had previously advised to the Bidders that the pendency of such negotiations made the timing of the ARV Offer not in the best interests of either the Partnership or Unitholders. As a result of such settlement, the Partnership will declare a special cash distribution from operations to all Unitholders of at least $0.50 per Unit before the end of the year. All Unitholders who sell their Units in the ARV Offer will either lose their right to receive such distribution or, pursuant to the terms of the ARV Offer, receive an amount per Unit from the Bidders reduced by the amount of such distribution.

o Competitively Marketing the Properties. The Partnership has accelerated its existing plan to competitively market all of its assets for sale and anticipates completing such process early next year. A competitive process will be open to all interested buyers, including the Bidders, and facilitate the Partnership obtaining the highest price for its assets, thereby maximizing the value of all of the Units. The sale of all the Partnership's properties would result in a liquidating cash distribution being made to all Unitholders followed by the dissolution of the Partnership. Although there can be no assurance that any sale actually will be consummated or that any particular price can be obtained, the Partnership expects that proceeds from a sale of the Partnership's properties together with its remaining cash would result in total cash distributions being made to all Unitholders in excess of $6.00 per Unit promptly following receipt of such proceeds. All Unitholders who sell their Units in the ARV Offer will lose their right to receive any distributions, including distributions from any sale of the Partnership's properties.

o General Partner Extracts Higher Offer. As disclosed in the Bidders' Schedule 14D-1 filed with the Securities and Exchange Commission, the General Partner was advised in September 1996 of the Bidders' interest in acquiring Units for only $4.25 per Unit. On September 30, the General Partner met with the Bidders' financial advisor and explained that $4.25 per Unit was grossly inadequate and not representative of the inherent value of the Units. Since then, the Bidders have increased their price by approximately 18% per Unit. The Partnership believes that the current $5.00 offer price, which the Bidders acknowledge was developed based on the Partnership's response to the Equity Offer, is also inadequate and not in the best interests of either the Partnership or Unitholders and strongly recommends that Unitholders reject it. The ARV Offer and MacKenzie's higher offer at $5.50 per Unit provide Unitholders who desire immediate liquidity the opportunity to receive cash for their Units currently and avoid the inherent business, real estate, timing and other general economic risks associated with the Partnership's marketing of its properties followed by a subsequent distribution of the sale proceeds to Unitholders.

o Bidders' Conflict; Bidders Seek Fees from the Partnership. The Bidders acknowledge that there is a conflict between their desire to purchase Units at a low price and your desire to realize the highest value for your Units. Moreover, the Bidders concede in the ARV Offer that they will seek to make themselves the operator of the Partnership's properties and pay themselves management fees which currently are payable to a third party operator unaffiliated with the Partnership.

THE PARTNERSHIP STRONGLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR UNITS.

If you have any questions concerning this letter or the attached Schedule 14D-9 which was filed with the Securities and Exchange Commission, please contact D.F. King & Co., Inc., which has been engaged by the Partnership to assist in our response to investors' inquiries, toll free at (800) 758-5378.

Very truly yours,



Moshe Braver
President
Senior Income Fund Inc.
General Partner